Exhibit 99.1

27 June 2013

Recent Developments

Prudential Regulation Authority Capital Shortfall Exercise

On 20 June 2013, the U.K. Prudential Regulation Authority (PRA) announced the results of an exercise it carried out to evaluate the capital position of eight major UK banks and building societies, according to recommendations set out by the interim Financial Policy Committee in March 2013.

The PRA’s evaluation was based on fully loaded Basel III definitions with further prudential adjustments made to capital and risk-weighted assets as estimated by the PRA in the course of its analysis. On the adjusted basis the PRA calculated a deficit for Barclays as at 31 December 2012 of approximately £3bn against the PRA’s requirement for an adjusted 7% fully loaded Common Equity Tier 1 ratio.

Barclays expects to meet this PRA-calculated ratio requirement organically by the end of 2013 through its capital generative businesses and continued progress in executing the Transform Programme, including further capital-accretive disposals of legacy assets, and without recourse to equity capital issuance.